Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc. (AMZN)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com, Inc. (AMZN)
Vote Yes: Item # 11– Sustainable Packaging Policies for Plastics

Annual Meeting: May 22, 2024

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

RESOLVED:  Shareholders request the Amazon Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics footprint by committing to make all packaging curbside recyclable, reusable, or compostable. The report should also describe setting goals for overall plastic packaging reduction in alignment with the findings of the Pew Report, or other authoritative sources, to significantly reduce ocean plastic pollution.

SUPPORTING STATEMENT:  The report should, at Board discretion:

•	Quantify the weight of total plastic packaging used by the Company;

•	Set a time-bound goal to make packaging curbside recyclable, reusable, or compostable;

•	Set a time-bound goal to reduce the amount of plastics used in Company packaging;

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial plastic packaging while plastic pollution grows;

•	Describe any planned reduction strategies or goals, materials redesign, transition to reusables, substitution, or reductions in Company use of plastic packaging.

SUMMARY

The growing plastic pollution crisis poses increasing risks to Amazon and other corporations that, collectively, could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce. Producer responsibility policies are already increasingly being enacted around the globe.1

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

The authoritative study, Breaking the Plastic Wave (2020) by Pew Charitable Trusts (Pew Report), concludes that if all current industry and government commitments were met, ocean plastic pollution would be reduced by only 7%. Without immediate and sustained reduction commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.2

The Pew Report also finds that improved recycling must be coupled with reductions in use, materials redesign, and substitution. It concludes that plastic demand should be reduced by least one-third to cut ocean plastic pollution 80% by 2040, and that reducing plastic production is the most attractive solution from environmental, economic, and social perspectives.

Countries and other major brands have committed to significant cuts in the use of virgin and single-use plastics.3 Amazon lags major peers by not disclosing basic information such as the total amount of plastic packaging used by the Company, and not setting goals to reduce the amount of plastic used and/or to make packaging curbside recyclable, reusable, or compostable.

This is the fourth year shareholders will vote on this proposal topic. Following the filing of a similar proposal last year, Amazon took a positive step by releasing certain plastic use data for packaging used in its owned and operated fulfillment centers. It did not include packaging related to products generated by its Whole Foods subsidiary or more than 100 of its private label brands. As a result, the Company lags competitors who have disclosed this data and made commitments to reduce virgin plastic use by a specific amount and to make plastic packaging recyclable by a specific date.

An April 4, 2024, report by environmental group Oceana on Amazon’s use of plastic for e-commerce shipping estimated that Amazon generated 208 million pounds of plastic packaging waste for all transactions in the United States in 2022. This is a 9.6% increase over Oceana’s estimate for 2021, and that up to 22 million pounds of its global plastic packaging waste from 2022 will end up in the world’s waterways.4 Amazon is believed to be one of the largest corporate users of flexible plastic packaging for shipping, which cannot be effectively recycled. Flexible packaging represents 59% of all plastic production, but an outsized 80% of plastic leaking into oceans.

Amazon is falling behind its peers. Unilever, with the most significant corporate action to date, agreed to cut virgin plastic packaging by half by 2025, eliminating 100,000 tons.5 At least seventeen other public consumer goods companies including competitors Walmart and Target have virgin plastic reduction goals.6 IKEA pledged to eliminate all plastic packaging by 2028.7

Reducing Amazon’s plastic packaging and making all its packaging recyclable are necessary steps to combat the plastic pollution crisis. Our Company is overdue on taking action on this important issue.

This proposal has already received substantial support – it was supported by 49% of investors in 2022 and 32% in 2023.

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2 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

3 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics

4 https://oceana.org/reports/amazons-united-states-of-plastic/

5 https://www.unilever.com/news/press-and-media/press-releases/2019/unilever-announces-ambitious-new-commitments-for-a-waste-free-world/

6 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

7 https://www.fastcompany.com/90699161/ikea-says-it-will-eliminate-plastic-packaging-by-2028#:~:text=By%202025%2C%20all%20new%20Ikea,a%20fully%20%E2%80%9Ccircular%E2%80%9D%20company

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2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

RATIONALE FOR A YES VOTE

1.	Plastic pollution is a growing risk to Amazon.

2.	Amazon has failed to address the concerns of over 30% of its investors by not providing sufficient information on how it will reduce plastic pollution, exposing the Company to financial, regulatory, and reputational risk.

3.	Amazon has failed to align its packaging targets with key initiatives like the Pew Report and the Ellen MacArthur Foundation New Plastics Economy Global Commitment.

4.	Amazon lags peers in disclosure and sustainable packaging commitments.

DISCUSSION

1.	Plastic pollution is a growing risk to Amazon.

Plastic pollution has grown to an international crisis with high government, media, and citizen attention. Global leaders from 193 United Nation Member States are negotiating a global treaty to end plastic pollution that could mandate legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables. Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate. Twelve national and regional global Plastics Pacts have formed in recent years to uphold and accelerate corporate responsibility and a circular economy for plastics.8

Plastics in oceans fatally impact more than 800 marine species and cause up to $2.5 trillion in damage annually to marine ecosystems.9 Toxins adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses like diarrhea, malaria, and cancers caused by living near mismanaged waste and plastic pollution.10

Regulatory and policy actions on plastic pollution are growing rapidly. 170 nations have pledged to significantly reduce use of plastics by 2030 and 27 countries have banned some form of single-use plastic.11 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue as expected to require them to cover the waste management costs of the packaging they produce.12 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.13

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8 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

9 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

10 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

11 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/; https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

12 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

13 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

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2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

Companies that do not move swiftly to reduce their use of single use plastic for packaging also risk reputational damage and lost customers, as recent polls indicate consumers want companies to take action. Eighty percent of respondents in one recent poll favor requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.14 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single use plastics and 88% calling for elimination of unnecessary and avoidable plastic.15

2.	Amazon has failed to address the concerns of over 30% of its investors by not providing sufficient information on how it will reduce plastic pollution and thereby exposing the Company to financial, regulatory, and reputational risk.

This proposal has received substantial support from investors – it was supported by 49% of investors in 2022 and 32% in 2023.16

For three consecutive years, Amazon has failed to set time bound goals to reduce its plastic use. Amazon’s substantial and growing use of plastic packaging exposes the Company to increased financial, regulatory, and reputational risk.

Despite investors’ strong demonstration of concern, Amazon has not taken basic corporate accountability and sustainability actions, including disclosing the overall amount of plastic used by the Company and committing to substantial cuts in virgin or overall plastic use. Following the filing of proponent’s 2023 shareholder resolution, Amazon released some plastic use data for the first time. However, the data disclosed represents only a portion of its plastic use — shipping-related plastic packaging used in Amazon-owned and operated fulfillment centers.17

Amazon does not disclose the amount of plastic product packaging for its Whole Foods subsidiary or more than 100 of its private label brands including Happy Belly (food and beverage), Mama Bear (baby food), Amazon Basics (health and beauty), Wickedly Prime (snack foods), and Wag (dog food). This essentially leaves investors in the dark about the total amount of plastic packaging used by the Company.

Much of the Company’s plastic packaging is not recyclable. Amazon is believed to be one of the largest corporate users of flexible plastic packaging due to its use of plastic e-commerce mailers, which generally cannot be recycled.18 Further, many of the Company’s private brands cited above use non-recyclable plastic pouch packaging. Amazon’s incorporation of recycled content in its plastic mailers is a step in the right direction but, absent a scaled system to ensure actual recycling, the mailers are destined for the landfill where they may escape into the environment. As noted above, an April 2024 Oceana study estimates that about 22 million pounds of Amazon’s 2022 packaging will escape into waterways.19

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14 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

15 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

16 https://www.asyousow.org/press-releases/2022/5/31/amazon-shareholders-approve-proposal-plan-cut-plastic-packaging

17 https://www.aboutamazon.com/news/sustainability/how-amazon-is-reducing-packaging

18 https://oceana.org/reports/amazons-united-states-of-plastic/

19 https://oceana.org/reports/amazons-united-states-of-plastic/

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2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

Given the lack of data on total plastic use, and absence of plastic use reduction or recyclability goals, this proposal asks Amazon to disclose how it can reduce its plastic footprint by: committing to make all packaging curbside recyclable, reusable, or compostable by a specific date and setting goals for overall plastic packaging reduction in alignment with the findings of the Pew Report, or other authoritative sources, to significantly reduce ocean plastic pollution.

3.	Amazon has failed to align its packaging targets with key initiatives, such as the Pew Report and the Ellen MacArthur Foundation New Plastics Economy Global Commitment.

The Pew Report concludes that the reduction of plastic waste – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.20

The Pew Report states that corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one-third, design packaging to be recyclable, and replace single-use packaging with package-free or reusable alternatives where possible. Amazon has made incremental, ad hoc steps in the right direction towards improved packaging recyclability and plastic reduction. However, it has yet to conduct an assessment to identify opportunities to make 100% of its packaging readily recyclable in practice by a specific date; disclose the total amount of plastic packaging used across the Company’s sectors in order to set an absolute plastic reduction goal; or begin to publicly explore substantive, scaled efforts in regards to reusable product packaging.

Amazon is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment. More than 200 participating companies have adopted goals to drastically stem plastic flows into the ocean by 2025, including significant efforts to act on the Pew Report recommendations (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats).21 Amazon is not a member of the Global Commitment, nor has it set goals to make its plastic packaging recyclable, reusable, or compostable or reduce virgin plastic use.

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20 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

21 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

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2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

4.	Amazon lags peers in disclosure and sustainable packaging commitments.

Leading retailers and consumer goods companies have not only disclosed their total use of plastic but have made commitments to reduce their overall use of plastic packaging. Unilever agreed to cut all plastic packaging use by 100,000 tons (including 350,000 tons reduction in virgin plastic) by 2025. Nestle agreed to reduce use of virgin plastic by 33% by 2020 (550,000 tons). Target and Keurig Dr. Pepper agreed to reduce virgin plastic in brand packaging by 20%, Walmart agreed to a 15% cut; Mondelez agreed to cut 5% — all by 2025.22 PepsiCo agreed to a 20% cut by 2030.23 Cumulatively, the reduction in use of virgin plastic announced by just these brands is expected to total more than 1 million tons. Amazon lags in its commitments, as it has no public goal to make overall cuts in plastic packaging.

The Company is a major global user of plastic packaging but has not taken basic accountability and sustainability actions related to plastic packaging use. Only after the filing of this shareholder resolution last year did Amazon report on a fraction of its baseline shipping plastic use, as discussed above, but that partial reporting, standing alone, is misleading by failing to cover plastic product packaging generated through its Whole Foods Subsidiary and its other branded products. To its credit, the Company agreed last year to phase out plastic mailers in the U.S. but has been unclear about the timeline. This lags competitor Walmart, which has already completely shifted away from plastic mailers.24

Additionally, at least 60 other large consumer goods companies and retailers, including competitors Walmart and Target, have disclosed how much plastic they use, are committed to make plastic packaging recyclable, reusable or compostable, and have set goals for reducing use of plastic packaging.25 It will be increasingly difficult for Amazon to claim leadership on sustainability if it does not disclose essential baseline data and pursue innovative solutions to dramatically reduce single-use plastics.

RESPONSE TO AMAZON.COM’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, the Company states that it has made several packaging improvements that have resulted in reduced plastic packaging use. However, as long as the Company continues to refuse to provide basic packaging data, including the total tonnage of plastic packaging used across by all sectors, investors and stakeholders will not be able to evaluate if Amazon’s actions have made meaningful progress towards the one-third plastic reduction, as recommended in the Pew Report. For example, Amazon says it has avoided use of 37,150 metric tons of outbound plastic packaging globally since 2020. Without knowing the total amount of shipping plastic used, it is not possible to evaluate the significance of the reduction.

The opposition statement discusses actions taken by its Whole Foods subsidiary to reduce its single use plastic footprint but only discusses grocery bags and not the actual grocery products packaged in plastic. It also states that it supports initiatives to improve curbside recycling, while neglecting to mention the fact that most of its film-based packaging cannot be recycled curbside. Ironically, it does not mention that one of the few places film plastic can be recycled is competitor stores like Walmart and Target. Its 516 Whole Foods stores could serve as a similar take-back location for its film packaging but it makes no mention of whether it is committed to providing such a service.

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22 https://www.asyousow.org/press-releases/2021/6/22/target-commits-plastic-reduction-goal; https://www.asyousow.org/press-releases/2021/4/12/after-dialogue-with-as-you-sow-keurig-dr-pepper-agrees-to-20-cut-in-virgin-plastic-use; https://www.asyousow.org/press-releases/2021/10/6/walmart-commits-plastic-reduction-goal; https://www.asyousow.org/press-releases/2021/3/9/mondelez-pepsico-cut-virgin-plastic;

23 https://www.asyousow.org/press-releases/2021/9/16/pepsico-commits-plastic-reduction-goal

24 https://www.greenbiz.com/article/walmart-replaces-plastic-e-commerce-envelopes-recyclable-paper

25 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

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2024 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

The Company states that it is addressing the proposal’s concerns by sharing information regarding plastic in its outbound packaging and in its progress in reducing plastic packaging. However, as long as the data released is cherry-picked and does not provide baselines or total usage figures, it will continue to be a piecemeal approach, making it impossible for investors and their ESG research teams to effectively evaluate the Company’s sustainability performance. For Amazon’s stated packaging-reduction actions to be holistically evaluated, the Company must commit to greater data disclosure, including the total plastic packaging used across company sectors.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #22. This proposal received the support of 48.7% of shares voted in 2022. Increasing use of plastic packaging needlessly exposes our Company to financial and reputational risk which may include harm to human health and the environment, financial penalties, regulatory action, reputational damage, and clean-up costs that could adversely impact shareholder value. Amazon is a major user of plastic packaging but has not adequately disclosed how much plastic it uses across company sectors or committed to specific numeric cuts in overall plastic use. Direct competitors Target and Walmart have committed publicly to specific cuts in use of virgin plastic packaging by 2025.

Shareholders will benefit by being able to clearly assess the Company’s policies and practices versus peers if Amazon agrees to report on its plastic footprint across company sectors and commits to time bound goals to reduce the amount of plastic used for packaging globally.

For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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